UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quorum Health Corporation

Full Name of Registrant

Former Name if Applicable

1573 Mallory Lane

Address of Principal Executive Office (Street and Number)

Brentwood, Tennessee 37027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quorum Health Corporation (the “Company”) is not, without unreasonable effort and expense, able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 within the prescribed time period due to efforts by the Company to work with its lenders to amend certain provisions of the Company’s existing senior credit facility (the “Credit Facility Amendment”). (The delay is not related to the Company’s previously announced investigation.) On December 31, 2016, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements-Going Concern, which requires management to evaluate if there may be conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern. As a result of adopting ASU No. 2014-15, management was required to evaluate the Company’s ability to comply with the Secured Net Leverage Ratio under its senior credit facility for one year following the issuance of its financial statements for the year ended December 31, 2016 (“2016 Financial Statements”). Although the Company was in compliance with its financial covenants as of December 31, 2016, the new standard requires management to base its evaluation of the Company’s ability to continue to comply with those covenants on results and events considered “probable” of occurring considering historical results, implemented plans, and executed agreements as of the date the Company issues its 2016 Financial Statements. Therefore, given (i) the Company’s historical operating results, (ii) delays in the approval of the California Department of Health Care Services’ Hospital Quality Assurance Fee Program for the 2017 to 2019 program period as the Company cannot recognize any earned revenues until CMS approval of the program has been issued, and (iii) the amount of net operating losses from hospitals the Company intends to divest, management plans to amend certain provisions of its senior credit facility to provide greater confidence in the Company’s ability to comply with the Secured Net Leverage Ratio for the one year period following the issuance of its 2016 Financial Statements.

The Company is actively working with its lenders to finalize the Credit Facility Amendment and believes that, if it is able to successfully negotiate and consummate the Credit Facility Amendment by the time it files its Annual Report on Form 10-K, the Company will be able to conclude that management’s plans alleviate any substantial doubt about its ability to continue as a going concern. The Company intends to file its Annual Report on Form 10-K within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas D. Miller	615	221-1400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        In the Company’s earnings release issued today, March 29, 2017, and attached as an exhibit to its Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 29, 2017, for the year ended December 31, 2016, the Company reported net operating revenues (unaudited) of $2,138.5 million and net loss attributable to Quorum Health Corporation (unaudited) of $(347.7) million. For the three months ended December 31, 2016, the Company reported net operating revenues (unaudited) of $515.2 million and net loss attributable to Quorum Health Corporation (unaudited) of $(90.7) million.

The foregoing statements about a Credit Facility Amendment, the anticipated timing for filing of the Annual Report on Form 10-K, the Company’s belief that a successful negotiation and consummation of a Credit Facility Amendment will conclude that management’s plans alleviate any substantial doubt about its ability to continue as a going concern, and the Company’s results of operations to be reported in the 2016 Financial Statements in its Annual Report on Form 10-K are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. The foregoing information about results of operations is based on the Company’s unaudited results of operations for the year ended December 31, 2016. The Company’s audited financial results are subject to change, and actual results may differ significantly from these unaudited amounts. Investors are cautioned that all such statements involve risks and uncertainties, including, but not limited to, the risks that the Company may not be able to satisfactorily enter into a Credit Facility Amendment, that additional resources and time may be needed to complete and file the Annual Report on Form 10-K, and that the Company’s final operating results may differ materially from the foregoing amounts upon completion of management’s review of the financial statements and discussions with its independent registered public accounting firm.

Quorum Health Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2017	By	/s/ Thomas D. Miller
Thomas D. Miller
President, Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).